January 28, 2008
FILED VIA EDGAR
Mr. Christian N. Windsor
Special Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Webster Financial Corporation Definitive 14A Filed on March 9, 2007 SEC File No. 01-31486
Dear Mr. Windsor:
      Set forth below are the responses of Webster Financial Corporation (“Webster” or the “Company”) to the staff’s letter of comment, dated January 15, 2008, relating to the executive compensation disclosure in the Company’s definitive proxy statement filed with the Securities and Exchange Commission (“Commission”) on March 9, 2007. For your convenience, we have repeated and numbered each paragraph below to correspond to the numbered comment set forth in the staff’s comment letter.
Compensation Discussion and Analysis
Benchmarking, page 16
1.	In future filing, provide more disclosure regarding the additional survey data that Mercer provides the Committee. In particular, please clarify the extent to which the Committee seeks to maintain any relationship between the compensation paid to the named executive officers and the survey results. Furthermore, please clarify whether the Committee uses either peer group analysis to benchmark total compensation or any of the components of compensation so that it is clear how these analyses impact the Committee’s decision making.

In future filings we will clarify how any additional survey data is used and the extent to which the Committee seeks to maintain any relationship between the compensation paid to the named executive officers and the survey results. While the Committee reviews peer group data with respect to both total compensation and components of

Mr. Christian N. Windsor
January 28,2008

compensation, the Committee focuses on total compensation in making decisions. In response to the staff’s comment, in future filings we will clarify how the peer group analyses impact the Committee’s decision making.
Elements of Compensation. page 16
2.	In your response to prior comment 6 and 7, you provide a legal analysis of the confidentiality of the performance targets used to set compensation for the named executive officers. It appears that disclosure of the targets is necessary to understand the performance required of the executives to reach a particular level of compensation. Please disclose the targets in your future filings, or provide more analysis regarding how the disclosure of the particular performance targets would lead to competitive harm to Webster Financial. Furthermore, to the extent that ROAE targets impact compensation determinations in future periods, disclose those targets or provide your analysis discussing how the disclosure of these targets would have the potential for competitive harm.

We will disclose the performance targets used to set compensation for the named executive officers in future filings. As noted in our September 21, 2007 response letter, the Committee eliminated the ROAE targets for the 2007 annual incentive compensation plan. To the extent that ROAE targets impact future compensation determinations, we will also disclose those targets in future filings.
Annual Incentive Compensation. page 17
3.	In your response to prior comment 9, you state that the Committee did not assign any particular weight to factors it considered in adjusting the incentive targets in order to increase the incentive payouts to the named executives to the 75% level. If the Committee exercises its discretion to set compensation amounts outside the levels determined with regard to the performance targets in future filings, please clarify the amounts that would have been paid if the Committee had not exercised its discretion. Your current disclosure is unclear whether the corporate level performance fell outside the threshold, or was between threshold and target performance.

To the extent that the Committee exercises its discretion to adjust incentive awards in the future, we will provide disclosure relating to both how the Committee adjusted the award and what the award would have been absent the exercise of Committee discretion.
* * * * * * * *

Mr. Christian N. Windsor
January 28,2008

     In connection with responding to the staff’s comments, the Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
      If the staff should have any questions, or would like further information, concerning any of the responses above, please do not hesitate to contact the undersigned at (203) 578-2405. We thank you in advance for your attention to the above.
Sincerely,

/s/ Jeffrey N. Brown

Jeffrey N. Brown
Executive Vice President, Chief Administrative Officer
Webster Financial Corporation